UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) announces to its shareholders and the market in general that it has proudly received the news that is part of the 19th portfolio of the Corporate Sustainability Index (“ISE”) which comes into force from 01/02/2024.

The index, which is compiled by B3, is comprised of the top performing companies in corporate sustainability. The new portfolio includes 78 companies from 36 sectors.

The presence of Santander Brasil in the ISE for the 14th consecutive year confirms the Company commitment to sustainability. The Company extend its thanks to our customers, shareholders, partners and employees who build the history of Santander Brasil every day, with solutions for a greener, more responsible and inclusive economy.

São Paulo, January 2nd, 2024.

Gustavo Alejo Viviani

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 2, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer